By Electronic Mail Only

August 30, 2022

Beverly Singleton

Securities and Exchange Commission (the “SEC”)

Division of Corporation Finance

Office of Manufacturing

Re:	Yong Bai Chao New Retail Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed March 31, 2022
File No. 000-56129

Dear Ms. Singleton:

Reference is made to the staff’s comment letter dated August 17, 2022 pertaining to the above-referenced 10-K. The Company respectively requests until September 14, 2022 to respond to the Comment Letter.

If you need any additional information or have any follow up questions, please feel free to contact Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Fei Wang
Name:	Fei Wang
Title:	Chief Executive Officer